PROCEED WITH PURPOSE. 1 IREN Business Update Bitcoin Mining Expansion Paused at 52 EH/s Progressing Debt Financing Workstreams SYDNEY, AUSTRALIA, March 31, 2025 (GLOBE NEWSWIRE) – IREN Limited (NASDAQ: IREN) (together with its subsidiaries, “IREN”), today provided a business update and strategic outlook, highlighting momentum in its AI/HPC segments and an evolving capital allocation strategy aligned with current market conditions. “As we near completion of our 50 EH/s mining expansion, our focus is shifting to the next phase of growth and delivering scalable infrastructure for AI and HPC through our AI Cloud Services and AI Data Center businesses,” said Daniel Roberts, IREN Co-Founder and Co-CEO. “Our capital strategy prioritizes customer prepayments and a range of debt financing solutions, with the existing ATM facility providing a strategic backstop to support delivery certainty and ongoing commercial discussions relating to the AI Cloud Services and AI Data Center businesses.” Bitcoin Mining Expansion Paused IREN will pause all further Bitcoin Mining expansion upon completion of its 52 EH/s buildout. This strategic shift reflects a deliberate reallocation of capital and continued management focus toward AI data centers and cloud infrastructure, while continuing to leverage strong cashflows generated by IREN’s existing Bitcoin mining business. Core Business Overview IREN operates across three business verticals: Bitcoin Mining, AI Cloud Services, and AI Data Centers: 1. Bitcoin Mining • Installed capacity increased from 31 EH/s to 35 EH/s, following energization of Childress Phase 4. • On track to complete expansion to 50 EH/s in the coming months. • Expected to generate $528 million in annualized illustrative net cashflow. 1 • Financing Strategy: IREN will pause all further Bitcoin Mining expansion upon completion of its 52 EH/s buildout and intends to reinvest mining cashflows to support growth of its AI Cloud Services and AI Data Center businesses. 2. AI Cloud Services • Operating 1,896 GPUs, including NVIDIA H100 and H200 hardware. • Utilized GPUs generating annualized run-rate revenue of $26 million as of March 31, 2025.2 • Seeing increased engagement around large-scale AI cloud infrastructure opportunities, particularly for multi-thousand air-cooled Blackwell B200 GPU clusters hosted at IREN’s Prince George data center following the release of DeepSeek. • Financing Strategy: IREN is progressing GPU financing workstreams to support potential expansion, optimize capital efficiency and deliver attractive risk-adjusted returns.

News Release

3. AI Data Centers

- Horizon 1 (50MW IT load):
  - Capex of $300–$350 million, expected to be funded primarily through colocation customer prepayments and debt financing.
  - Initial discussions focused on 50MW of IT load have now evolved into colocation negotiations covering larger volumes of capacity with multiple potential customers.
  - To preserve execution speed and maintain IREN's time-to-market advantage, IREN has commenced placing long-lead equipment deposits for capacity beyond the initial 50MW.
- Sweetwater Data Center Hub (2GW power capacity):
  - Investment in substations and early-stage infrastructure to preserve IREN's time-to-power advantage.
  - Preparing the site to enable rapid commencement of data center construction upon finalization of a customer contract.
- **Financing Strategy:**
  - IREN remains focused on optimizing its capital structure to align with current market conditions.
    - Customer prepayments tied to contracted capacity commitments
    - Project-level and corporate debt instruments
    - Convertible notes
    - Asset-backed financing and leasing
    - Reinvestment of Bitcoin Mining and AI Cloud Service cashflows
  - Utilization of the existing ATM facility (with $111 million raised to date at an average share price of $11.07) provides a strategic capital backstop to complement the above sources.[3]
  - IREN believes there is strong institutional appetite for credit and infrastructure lending, even ahead of contracted revenue, supported by IREN's substantial real asset base, proven execution track record and robust cashflows generated from its existing Bitcoin Mining and AI Cloud Service businesses.

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PROCEED WITH PURPOSE. 3 Assumptions and Notes 1. Illustrative Net Cashflow = illustrative mining revenue less assumed net electricity costs, overheads and REC costs, and does not include working capital movements. Source: CoinWarz Bitcoin Mining Calculator. Illustrative calculations and inputs assume hardware operates at 100% uptime, 815 EH/s global hashrate, $0.035/kWh electricity costs, 3.125 BTC block reward, 0.1 BTC transaction fees and 0.13% pool fees, 765MW (power consumption), $104m (overheads), $16m (REC costs), and $85k Bitcoin price. Illustrative Net Cashflow is for illustrative purposes only and should not be considered projections of IREN's operating performance. Inputs are based on assumptions, including historical information, which are likely to be different in the future and users should input their own assumptions. There is no assurance that any illustrative outputs will be achieved within the timeframes presented or at all, or that mining hardware will operate at 100% uptime. The above should be read strictly in conjunction with the forward-looking statements disclaimer in this press release. 2. AI Cloud Services annualized run-rate revenue for utilized GPUs as of March 31, 2025. 3. As of March 28, 2025, $111m of gross proceeds have been raised under the ATM facility at an average share price of $11.07 per share. Total number of ordinary shares outstanding as of March 28, 2025, is 224,458,888.

PROCEED WITH PURPOSE. 4 Forward-Looking Statements This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or IREN’s future financial or operating performance. For example, forward-looking statements include but are not limited to IREN’s business strategy, expected operational and financial results, and expected increase in power capacity and hashrate. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward- looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause IREN’s actual results, performance or achievements to be materially different from any future results performance or achievements expressed or implied by the forward looking statements, including, but not limited to: Bitcoin price and foreign currency exchange rate fluctuations; IREN’s ability to obtain additional capital on commercially reasonable terms and in a timely manner to meet its capital needs and facilitate its expansion plans; the terms of any future financing or any refinancing, restructuring or modification to the terms of any future financing, which could require IREN to comply with onerous covenants or restrictions, and its ability to service its debt obligations, any of which could restrict its business operations and adversely impact its financial condition, cash flows and results of operations; IREN’s ability to successfully execute on its growth strategies and operating plans, including its ability to continue to develop its existing data center sites, design and deploy direct-to-chip liquid cooling systems, and diversify and expand into the market for high performance computing (“HPC”) solutions it may offer (including the market for cloud services (“AI Cloud Services”) and potential colocation services); IREN’s limited experience with respect to new markets it has entered or may seek to enter, including the market for HPC solutions (including AI Cloud Services and potential colocation services); expectations with respect to the ongoing profitability, viability, operability, security, popularity and public perceptions of the Bitcoin network and any current and future HPC solutions (including AI Cloud Services and potential colocation services) that IREN offers; IREN’s ability to secure and retain customers on commercially reasonable terms or at all, particularly as it relates to its strategy to expand into markets for HPC solutions (including AI Cloud Services and potential colocation services); IREN’s ability to manage counterparty risk (including credit risk) associated with any current or future customers, including customers of its HPC solutions (including AI Cloud Services and potential colocation services) and other counterparties; the risk that any current or future customers, including customers of its HPC solutions (including AI Cloud Services and potential colocation services), or other counterparties may terminate, default on or underperform their contractual obligations; Bitcoin global hashrate fluctuations; IREN’s ability to secure renewable energy, renewable energy certificates, power capacity, facilities and sites on commercially reasonable terms or at all; delays associated with, or failure to obtain or complete, permitting approvals, grid connections and other development activities customary for greenfield or brownfield infrastructure projects; IREN’s reliance on power and utilities providers, third party mining pools, exchanges, banks, insurance providers and its ability to maintain relationships with such parties; expectations regarding availability and pricing of electricity; IREN’s participation and ability to successfully participate in demand response products and services and other load management programs run, operated or offered by electricity network operators, regulators or electricity market operators; the availability, reliability and/or cost of electricity supply, hardware and electrical and data center infrastructure, including with respect to any electricity outages and any laws and regulations that may restrict the electricity supply available to IREN; any variance between the actual operating performance of IREN’s miner hardware achieved compared to the nameplate performance including hashrate; IREN’s ability to curtail its electricity consumption and/or monetize electricity depending on market conditions, including changes in Bitcoin mining economics and prevailing electricity prices; actions undertaken by electricity network and market operators, regulators, governments or communities in the regions in which IREN operates; the availability, suitability, reliability and cost of internet connections at IREN’s facilities; IREN’s ability to secure additional hardware, including hardware for Bitcoin mining and any current or future HPC solutions (including AI Cloud Services and potential colocation services) it offers, on commercially reasonable terms or at all, and any delays or reductions in the supply of such hardware or increases in the cost of procuring such hardware; expectations with respect to the useful life and obsolescence of hardware, including hardware for Bitcoin mining and any current or future HPC solutions (including AI Cloud Services and potential colocation services) IREN offers; delays, increases in costs or reductions in the supply of equipment used in our operations including tariffs and certain equipment in high demand due to global supply chain constraints; IREN’s ability to operate in an evolving regulatory environment; IREN’s ability to successfully operate and maintain its property and infrastructure; reliability and performance of IREN’s infrastructure compared to expectations; malicious attacks on IREN’s property, infrastructure or IT systems; IREN’s ability to maintain in good standing the operating and other permits and licenses required for its operations and business; IREN’s ability to obtain, maintain, protect and enforce its intellectual property rights and confidential information; any intellectual property infringement and product liability claims; whether the secular trends IREN expects to drive growth in its business materialize to the degree it expects them to, or at all; any pending or

PROCEED WITH PURPOSE. 5 future acquisitions, dispositions, joint ventures or other strategic transactions; the occurrence of any environmental, health and safety incidents at IREN’s sites, and any material costs relating to environmental, health and safety requirements or liabilities; damage to IREN’s property and infrastructure and the risk that any insurance IREN maintains may not fully cover all potential exposures; ongoing proceedings relating to the default by two of IREN’s wholly-owned special purpose vehicles under limited recourse equipment financing facilities; ongoing securities litigation relating in part to the default, and any future litigation, claims and/or regulatory investigations, and the costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom; IREN's failure to comply with any laws including the anti-corruption laws of the United States and various international jurisdictions; any failure of IREN's compliance and risk management methods; any laws, regulations and ethical standards that may relate to IREN’s business, including those that relate to Bitcoin and the Bitcoin mining industry and those that relate to any other services it offers, including laws and regulations related to data privacy, cybersecurity and the storage, use or processing of information and consumer laws; IREN’s ability to attract, motivate and retain senior management and qualified employees; increased risks to IREN’s global operations including, but not limited to, political instability, acts of terrorism, theft and vandalism, cyberattacks and other cybersecurity incidents and unexpected regulatory and economic sanctions changes, among other things; climate change, severe weather conditions and natural and man-made disasters that may materially adversely affect IREN’s business, financial condition and results of operations; public health crises, including an outbreak of an infectious disease and any governmental or industry measures taken in response; IREN’s ability to remain competitive in dynamic and rapidly evolving industries; damage to IREN’s brand and reputation; IREN’s ability to remediate its existing material weakness and to establish and maintain an effective system of internal controls; the increased regulatory and compliance costs of IREN ceasing to be a foreign private issuer and an emerging growth company, as a result of which it will be required, among other things, to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC commencing with its next fiscal year, and it will also be required to prepare its financial statements in accordance with U.S. GAAP rather than IFRS, and to modify certain of its policies to comply with corporate governance practices required of a U.S. domestic issuer; that IREN does not currently pay any cash dividends on its ordinary shares, and may not in the foreseeable future and, accordingly, the ability to achieve a return on an investment in its ordinary shares will depend on appreciation, if any, in the price of its ordinary shares; and other important factors discussed under the caption “Risk Factors” in IREN’s annual report on Form 20-F filed with the SEC on August 28, 2024 as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of IREN’s website at https://investors.iren.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this investor update. Any forward-looking statement that IREN makes in this investor update speaks only as of the date of such statement. Except as required by law, IREN disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

PROCEED WITH PURPOSE. 6 About IREN IREN is a leading data center business powering the future of Bitcoin, AI and beyond utilizing 100% renewable energy. • Bitcoin Mining: providing security to the Bitcoin network, expanding to 52 EH/s in 2025. Operations since 2019. • AI Cloud Services: providing cloud compute to AI customers, 1,896 NVIDIA H100 & H200 GPUs. Operations since 2024. • Next-Generation Data Centers: 660MW of operating data centers, expanding to 910MW in 2025. Specifically designed and purpose-built infrastructure for high-performance and power-dense computing applications. • Technology: technology stack for performance optimization of AI Cloud Services and Bitcoin Mining operations. • Development Portfolio: 2,910MW of grid-connected power secured across North America, >2,000 acre property portfolio and multi-gigawatt development pipeline. • 100% Renewable Energy (from clean or renewable energy sources or through the purchase of RECs): targets sites with low-cost & underutilized renewable energy, and supports electrical grids and local communities. Contacts Media Jon Snowball Sodali & Co +61 477 946 068 +61 423 136 761 Gillian Roberts Aircover Communications +1 818 395 2948 gillian.roberts@aircoverpr.com Investors Lincoln Tan IREN +61 407 423 395 lincoln.tan@iren.com To keep updated on IREN’s news releases and SEC filings, please subscribe to email alerts at https://iren.com/investor/ir-resources/email-alerts.